UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number 1-10706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at Year End)
Signature
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan
Years Ended December 31, 2012 and 2011
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated Preferred Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Audit Committee
Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Dallas, Texas
June 14, 2013

Comerica Incorporated Preferred Savings Plan
Statements of Net Assets Available for Benefits

December 31	2012	2011
Assets
Investments in master trust, at fair value	$926,999,236	$792,933,113

Accrued income receivable	446,937	307,513
Notes receivable from participants	25,979,037	24,578,960
Net assets reflecting investments at fair value	953,425,210	817,819,586

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,586,117)	(1,294,140)
Net assets available for benefits	$949,839,093	$816,525,446
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31	2012	2011
Additions
Participant contributions	$41,078,386	$39,016,340
Employer contributions	20,216,700	18,999,632
Assets transferred from Sterling Bancshares, Inc. Employee Savings Plan	35,034,807	—
Interest income on notes receivable from participants	1,269,629	1,481,193
Other additions	130,448	—
Total additions	97,729,970	59,497,165

Deductions
Assets transferred to Retirement Account Plan	—	9,200,295
Distributions to participants	66,030,243	52,601,376
Transaction fees and expenses	73,246	47,605
Total deductions	66,103,489	61,849,276

Plan interest in master trust investment income (loss)	101,687,166	(51,437,134)
Net increase (decrease) for the year	133,313,647	(53,789,245)
Net assets available for benefits:
Beginning of year	816,525,446	870,314,691
End of year	$949,839,093	$816,525,446
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a 401(k) plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings 401(k) Plan." Copies of the summary plan description are available on the Internet at www.comericaretirement.com.
Effective January 1, 2011, the Corporation separated the Plan into two components. The Plan retained the traditional 401(k) feature, while the profit sharing feature (DC Feature) was transferred to a new plan, the Comerica Incorporated Retirement Account Plan (the Retirement Account Plan). The Comerica Incorporated Defined Contribution and Preferred Savings Trust (the Master Trust) was created as a master trust to hold the assets of both plans. In connection with the Plan separation, assets totaling $9,200,295 were transferred from the Plan to the Retirement Account Plan in January 2011. Although the Plan was separated into distinct and separate components, there were no substantive changes made to the existing terms of the Plan.
On July 28, 2011, the Corporation acquired Sterling Bancshares, Inc. Participants in the Sterling Bancshares, Inc. Employee Savings Plan became participants of the Plan effective January 1, 2012, and their accounts were transferred into the Plan during a transition period. Total assets transferred to the Plan were $35,034,807.
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts remain fully vested and non-forfeitable.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the summary plan description for more complete information.
Eligibility
Employees are generally eligible to participate in the Plan on the first day of the first payroll period commencing on or after the first day of the month coincident with or following six consecutive calendar months of service.
Participant Contributions and Accounts
Participants may make pre-tax contributions to the Plan through payroll deductions, not to exceed the lesser of 50 percent of the participant's annual compensation or the Internal Revenue Service (IRS) allowed maximum ($17,000 and $16,500 in 2012 and 2011, respectively, plus an additional $5,500 for participants age 50 or over). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant's contributions are initially invested in the Comerica Destination Fund appropriate for the participant's age and can be redirected by the participant at any time at their discretion.
Rollover contributions are also accepted from other tax-qualified plans, provided certain specified conditions are met.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employer Matching Contributions
The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant, up to the current IRS compensation limit, invested based on the participant's investment elections. In the absence of a participant's investment election, the funds are initially invested in the Comerica Destination Fund appropriate for the participant's age. Employer matching contributions are 100% vested at the time they are contributed to a participant's individual account.
Dividend Election
Effective September 16, 2008, the Plan discontinued the Corporation's common stock as an investment election available to participants for future contributions or reallocations from other investments. Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Participant Loans
Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time. Each loan is required to be repaid within five years or less or up to 15 years if the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal). Principal and interest are paid by the participant through payroll deductions. Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.
Distributions to Participants
Upon separation from service with the Corporation for any reason, a participant whose vested account balance is $5,000 or less may elect to receive either a lump-sum or a rollover distribution. A participant whose vested account balance is greater than $5,000 may elect a distribution or remain in the Plan. Distribution options include a rollover, lump sum distribution or monthly, quarterly or annual installments over a fixed period. Distributions are recorded when paid.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. In addition, in-service withdrawals are permitted upon request of a participant with an attained age of at least 59 1/2.
Plan Expenses
Administrative and investment expenses incurred in connection with the operation of the Plan are paid by the Corporation and by revenue sharing with the recordkeeper. Certain participant loan fees and transaction expenses are deducted from loan or distribution proceeds, as applicable, or are charged directly to the participant's account.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. GAAP establishes a three-level fair value hierarchy that prioritizes the information used to develop fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets recorded at fair value, it is the Plan's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.
Investment contracts held by a qualified plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a qualified plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions plus earnings at the guaranteed rate, less participant withdrawals and administrative expenses. The Stable Value Fund primarily invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic GICs. The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the Stable Value Fund at December 31, 2012 and 2011. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Securities transactions are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Recently Adopted Accounting Pronouncements
In the first quarter 2012, the Plan adopted an amendment to GAAP which generally aligns the principles of fair value measurements with International Financial Reporting Standards (IFRSs) and requires expanded disclosures. The adoption of the amendment had no impact on the Plan's fair value disclosures, or on the Plan's financial condition and results of operations.
3. Investments in Master Trust
The Plan's assets are held in the Master Trust, together with assets of the Retirement Account Plan.
Each participating plan's interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investments. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions that can be specifically identified (primarily contributions, benefit payments and plan-specific expenses). The Plan's interest in the net assets of the Master Trust was approximately 98.8 percent and 99.0 percent at December 31, 2012 and 2011, respectively.
The following table presents the fair values of investments in the Master Trust and the Plan's percentage interest in each investment fund of the Master Trust:

	Master Trust	Plan's Ownership Percentage
December 31, 2012
Mutual funds	$441,951,222	99.4%
Collective trust funds	406,073,685	97.9
Comerica Incorporated common stock	90,414,788	100.0
Total investments, at fair value	938,439,695	98.8
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,603,098)	99.5
Total investments, at contract value	$934,836,597	98.8%
December 31, 2011
Mutual funds	$369,608,196	99.5%
Collective trust funds	351,661,454	98.3
Comerica Incorporated common stock	79,338,302	100.0
Total investments, at fair value	800,607,952	99.0
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,300,057)	99.5
Total investments, at contract value	$799,307,895	99.0%

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Investment income (loss) for the Master Trust was as follows:

Years Ended December 31	2012	2011
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$44,159,475	$(13,450,397)
Collective trust funds	31,714,645	6,208,656
Comerica Incorporated common stock	13,721,050	(52,457,034)
Net appreciation (depreciation) in fair value of investments	89,595,170	(59,698,775)
Dividend and interest income	11,531,460	6,697,561
Dividend income, Comerica Incorporated common stock	1,677,341	1,369,999
Total investment income (loss)	$102,803,971	$(51,631,215)
4. Fair Value
The Plan utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds and Comerica Incorporated common stock are recorded at fair value on a recurring basis.
The Plan categorizes assets at fair value into a three-level hierarchy, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified. Transfers of assets between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.
Mutual funds: Mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. Mutual fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.
Collective trust funds: Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based primarily on observable inputs, generally the quoted prices for the underlying assets owned by the fund. Collective trust funds are classified in Level 2 of the fair value hierarchy. The underlying investments of the stable value funds consist of cash equivalents, GICs and synthetic GICs. Cash equivalents are money market funds that are valued at cost. The GICs are valued utilizing a discounted cash flow model based on the average spread over a like-duration Treasury available in the market on the valuation date. The fair value of the synthetic GICs is based upon the fair value of the underlying assets at the NAV, as described above. The issuers of GICs guarantee that all qualified participant withdrawals will occur at contract value. The fair value of the issuer guarantees were not significant inputs to the valuation. The Plan classifies the Stable Value Fund in Level 2 of the fair value hierarchy.
Comerica Incorporated common stock: Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents, by level within the fair value hierarchy, the recorded amount of the Plan's assets measured at fair value on a recurring basis. The Plan had no assets classified within Level 3 of the fair value hierarchy at December 31, 2012 and 2011. There were no liabilities measured at fair value at December 31, 2012 and 2011. There were no transfers of assets recorded at fair value into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2012 and 2011.

	Total	Level 1	Level 2
December 31, 2012
Mutual funds:
International funds	$81,409,140	$81,409,140	$—
Small cap funds	89,116,799	89,116,799	—
Mid cap funds	56,166,955	56,166,955	—
Large cap funds	133,931,947	133,931,947	—
Bond funds	68,304,610	68,304,610	—
Money market fund	10,214,521	10,214,521	—
Total mutual funds	439,143,972	439,143,972	—

Collective trust funds:
Asset allocation funds	119,634,595	—	119,634,595
Large cap fund	115,629,862	—	115,629,862
Stable value fund	162,176,019	—	162,176,019
Total collective trust funds	397,440,476	—	397,440,476

Comerica Incorporated common stock	90,414,788	90,414,788	—
Total assets recorded at fair value	$926,999,236	$529,558,760	$397,440,476

December 31, 2011
Mutual funds:
International funds	$63,987,978	$63,987,978	$—
Small cap funds	81,566,765	81,566,765	—
Mid cap funds	71,395,059	71,395,059	—
Large cap funds	62,832,518	62,832,518	—
Balanced fund	24,987,567	24,987,567	—
Bond funds	54,482,555	54,482,555	—
Money market fund	8,532,208	8,532,208	—
Total mutual funds	367,784,650	367,784,650	—

Collective trust funds:
Asset allocation funds	94,026,467	—	94,026,467
Large cap fund	99,644,785	—	99,644,785
Stable value fund	152,138,909	—	152,138,909
Total collective trust funds	345,810,161	—	345,810,161

Comerica Incorporated common stock	79,338,302	79,338,302	—
Total assets recorded at fair value	$792,933,113	$447,122,952	$345,810,161

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

5. Transactions With Parties-in-Interest
Certain Plan investments in the Master Trust are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions. Participants direct how their contributions are invested within the Plan.
The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.
On December 31, 2012 and 2011, the Plan held 2,979,579 shares and 3,075,128 shares of Comerica Incorporated common stock, respectively, with fair values of $90,414,788 and $79,338,302, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income from Comerica Incorporated common stock of $1,677,341 and $1,369,999, respectively.
6. Tax Status
The Plan received a determination letter from the IRS dated December 11, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. In January 2012, the Corporation applied for, but has not received, a determination letter for the Plan, as amended effective January 1, 2011. The Corporation believes the Plan has been designed to comply with and is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total net assets available for benefit and the increase (decrease) in net assets available for benefits per the financial statements to amounts reported on Form 5500 for the years ended December 31, 2012 and 2011.

December 31	2012	2011
Net assets available for benefits per financial statements	$949,839,093	$816,525,446
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,586,117	1,294,140
Net assets per Form 5500	$953,425,210	$817,819,586

Increase (decrease) in net assets per financial statements	$133,313,647	$(53,789,245)
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,291,977	1,437,198
Increase (decrease) in net assets per Form 5500	$135,605,624	$(52,352,047)
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421	Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans (a)	Interest rate range: 4.25% to 11.74%, with various maturity dates	25,979,037
(a)    Party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

By: Comerica Bank, Trustee

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance, Regulatory Relations and Legal Affairs, and Secretary
Dated: June 14, 2013

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)